NEWS RELEASE

Brookfield Office Properties LEASES 91,000 Square feet

to GEORGETOWN UNIVERSITY AT 650 massachusetts avenue

in DOWNTOWN DC

New education campus to bring additional vibrancy to East End

New York, July 20, 2012 — Brookfield Office Properties Inc. (NYSE, TSX: BPO) today announced it has leased 91,000 square feet to Georgetown University at 650 Massachusetts Avenue, NW, in Washington, DC’s East End neighborhood, which will house Georgetown’s School of Continuing Studies and bring more than 1,000 students to the new campus. The Georgetown campus is expected to energize the downtown area with new jobs and economic activity.

“Brookfield welcomes Georgetown to 650 Massachusetts Avenue,” said Greg Meyer, senior vice president, Greater D.C. Region, at Brookfield Office Properties. “Georgetown's presence will be transformative for the building and will add to the growth and vitality of this part of the city.”

“We are committed to the Washington, DC area and the vibrant East End, which is one of the premier real estate submarkets in the city,” said Dennis Friedrich, CEO at Brookfield Office Properties. “The East End, which is home to our new 799 Ninth Street asset, will continue to thrive with new amenities coming online, a growing overall 24-7 feel, and the influx of a diverse mix of tenants including Georgetown University.”

650 Massachusetts Avenue is now 97% leased, up from 72% when Brookfield acquired the building in December 2010.

Brookfield was represented internally by Dave Bevirt, Simon Carney and John Landry, assisted by Transwestern’s Tom Hilley, Mark Richardson and Jeff Gross. Laurie Mc Mahon, Brian Daly and Stephanie Heffernan of Cassidy Turley represented Georgetown.

Located in the burgeoning East End submarket, 650 Massachusetts Avenue, NW, is an eight-story office building containing a four-level parking garage. The building overlooks the historic Mt. Vernon square and is less than two blocks from the Gallery Place Metro Station, the Verizon Center and the Washington Convention Center. The lease will include space on the first and second floors as well as two lower levels, which have very high ceilings and wide, column-free areas.

Georgetown’s facilities will include classrooms with integrated technology, administrative offices, group study rooms, workstations, lounge and meeting spaces, a contemplative space, a media lab, a library resource center, a café and more.

“This expansion of Georgetown Downtown is a defining moment for the University,” said Georgetown President John J. DeGioia. “Just as the construction of our Law Center did 30 years ago, this new home provides us with an opportunity to extend the impact of the University into new parts of the city and to broaden the reach of our work. We are excited to be aligning our interests with this vibrant and growing city.”

The University is working with Studios Architecture to create a state-of-the-art space that re-imagines the educational experience for 21st century students, faculty, staff, alumni and community leaders.

Brookfield owns, develops and manages 31 properties, totaling 8.1 million square feet, in the Greater DC area.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops, and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 111 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and Brookfield Place in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Office Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.